U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)   ___Form 10-K   ___Form 10-KSB
              ___Form 10-Q   _X_Form 10-QSB
              ___Form 20-F   ___Form 11-K
              ___Form N-SAR

For quarter ending: March 31, 2000

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 10-KSB
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________

PART I - REGISTRANT INFORMATION

AMERICAN CAREER CENTERS, INC.
(Name of Registrant)

2490 South 300 West
(Address of Principal Executive Office (street and number))

South Salt Lake City, Utah 84115
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(  )     b. The subject annual report, semi-annual report,
transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )     c. The accountant's statement or other exhibit required
by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10- Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The audit of the Registrant's quarterly financial statements ending March 31, 2000, has not been completed. Final information from the quarterly financial statements is required for purposes of completion of certain portions of the report on Form 10-QSB, and this information must be included in the Registrant's report on Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

William G. Anthony
(Name)

(801) 485-6200
(Area Code and Phone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

( X ) Yes
(   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(   ) Yes
( X ) No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN CAREER CENTERS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2000       By: /s/ William G. Anthony
                                 -----------------------------
                                 William G. Anthony, President